Companhia Brasileira de Distribuição (CBD)

May 2006 Sales Performance

São Paulo, Brazil, June 13, 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance for May 2006 (preliminary and non-audited). Information is presented on a consolidated basis and it is denominated in Reais, in accordance with Brazilian Corporate Law.

May 2006 gross sales reached R$ 1,272.5 million and net sales totaled R$ 1,066.7 million, representing decreases of 1.4% and 0.6%, respectively, when compared to the same prior year period.

May sales were mainly affected by the calendar effect, as there was one Sunday less comparing to the previous year. In addition, food products sales are still negatively impacted by price deflation. Over the past 12 months, the price indexes, IPCA-Alimentos and IPC-Alimentação of Fipe (Institute of Economic Research) recorded an accumulated deflation of 3.9% and 3.4%, respectively, reflecting such trend.

In light of such scenario, May same store sales decreased 3.5%. Non-food products increased by 16.5% whereas food products decreased by 9.7% due to the abovementioned factors (calendar effect and deflation).

Note: Same store sales figures include only stores with, at least, 12 months of operation.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Daniela Sabbag
Investor Relations

Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.